U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

VANADIUM INTERNATIONAL, INC.
 (Name of Small Business issuer in its charter)

                 NEVADA                       88-0402908
  (State or other jurisdiction of     (I.R.S. Employer Identification No.)
   incorporation or organization)



     5466 CANVASBACK ROAD, BLAINE, WASHINGTON          98230
     (Address of Principal Executive Office)          (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (360)  371-5061


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
NONE


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                  NAME OF EACH EXCHANGE
     TITLE OF EACH CLASS          ON WHICH REGISTERED:
     -------------------          --------------------
          COMMON  SHARES          NONE
          $.01 PAR VALUE

PART I

ITEM 1:  DESCRIPTION OF BUSINESS

Forward-Looking Statements

     This Registration Statement contains certain forward-looking statements that involve risks and uncertainties. The actual results of the Company could differ materially from those anticipated in these forward-looking statements as a result of factors including those set forth in Risk Factors and elsewhere in this Registration Statement.

Glossary of Mining Terms

The following terms used in this registration statement shall have the meaning set forth in this glossary.

Biological Leaching   Ores which contain low valency metal oxides require
lengthy microbial biologic activity to completely oxidize and solubilize the metals for chemical leaching.

Breccia               A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Deposit               A "mineralized material" or "vanadium deposit" as used
herein, means a mineralized body which has been deliniated by apprpriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under Securities Exchange Commission standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries and other such material factors, concludes economic feasibility.

Diamond Drill         A rotary type of rock drill that cuts a core of rock that
is recovered in long cylindrical sections, two centimeters or more in diameter.

Dilution              (mining)     Rock that is, by necessity, removed along
with the ore in the mining process, subsequently lowering the grade of the ore.

Drift                 A horizontal underground opening that follows along the
length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

Exploration           Work involved in searching for ore, usually by drilling or driving a drift.

Facies                An association of rocks each consisting of minerals, most
commonly three or four, that exist together and have been formed within a relatively limited range of temperature and pressure.

Heap Leaching         A process involving the percolation of a cyanide solution
through crushed ore heaped on an impervious pad or base to dissolve minerals or metals out of the ore.

Pregnant Solution     A solvent solution which has been applied to ores or
concentrates and contains the valuable metals in ionic form. A solvent solution which has not acted upon the ores or concentrates and contains no metal values is called Barren Solution.

Reverse Circulation   A drilling method, utilizing compressed air and a dual
walled string of drilling tools wherein the compressed air travels to the drill bit through the outer pipe and returns, with the drill cuttings, through the inner pipe, avoiding contamination of the samples.

Transition Zone       A zone in an orebody situated between the upper oxidized
zone and the lower sulphide zone, containing partially oxidized minerals.

Trend                 The direction, in the horizontal plane, or a linear
geological feature (for example, an ore zone), measured from true north.

Unpatented Mining
Claim                 A parcel of property located on federal lands
pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.


The Company

Vanadium International, Inc. (the Company) is a natural resource company engaged in the acquisition, exploration, and, if warranted, development of its resource properties in the state of Nevada. The Company was originally incorporated on August 24, 1998 as U.S. Vanadium, Inc., and commenced its operation at that date. The Company changed its name to Vanadium International, Inc. on February 24, 1999.

     The Company is in the exploration stage and is in the process of demonstrating the feasibility of exploiting vanadium deposits on its properties. The Company's success will be dependent upon the feasibility of economically recovering vanadium from its properties, obtaining the necessary financing to develop its properties, and the profitable production of vanadium or the sale of its properties at a profit. It has not yet determined whether these properties contain vanadium deposits that are economically recoverable. The Company's current focus is to have one of the Company's properties move from the exploration stage and, if warranted, to the development and production stages within the next two years. See Description of Property.

      By a purchase agreement dated September 18, 1998, the Company acquired a 100% interest in three mineral claims properties located in Nevada comprising 36 unpatented lode mining claims.. The Bisoni and Gibellini claims are located in Eureka County and the Bisoni-McKay is located in Nye County. To acquire the properties, the Company delivered 15,000,000 of the Company's common shares (deemed value $50,000) and agreed to pay $50,000 cash. At June 30,1999, the Company has paid $34,000 and accrued $16,000 in accounts payable.

       The properties, the Gibellini, Bisoni and Bisoni-McKay contain approximately 19 to 21 million tons of 0.42% vanadium pentoxide hosted within Devonian black shale facies. Further drilling in the three deposits will be necessary to determine if there is an increase in tonnage and to ascertain the average grade of the mineral deposit. The Company intends to first complete exploration drilling and metallurgical testing of the Bisoni-McKay deposit to determine whether the vanadium deposits are economically recoverable.

     Phase I of the exploration program would consist of: installation of survey control, aerial photography and production of 1 inch equals 40 feet topographic maps; detailed geologic mapping of the property in general and mapping and sampling of the mineralized zone; backhoe cleanout of existing trenches, bulk sampling and metallurgical column leach testing. This phase would take approximately 12 months to complete.

     Phase II of the exploration program would consist of a 7,500 ft. reverse circulation drilling campaign. Drilling would take place in the late spring and would continue for three months, assaying and evaluation of the results would take another six months.

     Phase III of the exploration program would consist of an Environmental Impact Study and a Preliminary Feasibility Study. This is expected to take at least 12 months to complete. Environmental background data collection could begin concurrent with Phase II.

          Subsequent to the acquisition of the properties, the Company has issued 5,901,000 common shares through private offerings under Rule 504 of Regulation D and for services rendered. (see Part II, Item 5). An offering memorandum dated November 23, 1998 for the issuance of up to 600,000 common shares at $0.50 per share was undertaken by the Company. The Company has received $59,500 as subscriptions pursuant to this offering. Total shares issued to the date of this registration statement are 20,901,000 common shares. There have been no preferred shares issued.

     The Company intends to raise additional funds through private financings, or joint ventures to permit further property exploration and, if warranted, development of various properties, and to move one of its properties into the development and production stages within the next two years. No assurance can be given that the Company will be able to raise the needed capital to develop its properties. Failure to raise such financing could be detrimental to the success of the Company. See Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The Company's executive office is located at 5466 Canvasback Road, Blaine, Washington 98230. Its telephone number is (360) 371-5061.

Vanadium

     Vanadium is one of the less well know of the chemical elements; however, it is found throughout nature and has many important uses, both for industry and consumers.

     In industry, vanadium is primarily used as an alloying agent for iron and steel. It acts as a carbide stabilizer and, as such, it can improve the strength and toughness as well as the rust-resistance of steel. This quality makes it useful for producing steel to be used in manufacturing such things as high-speed tools. Scientists have also found that the structural strength and low-fission neutron cross section of vanadium makes it extremely useful in nuclear applications.

     Approximately 80% of vanadium in the marketplace is found in the form of a vanadium derivative, ferrovanadium, used primarily in metallurgical applications. Another derivative, pentoxide, is used primarily in ceramics and as a catalyst. Vanadium and its derivatives are also used in dyeing and printing fabrics and in the production of the chemical agent, aniline black.

     Worldwide, there are seven countries (including the United States) that produce vanadium. This production occurs mainly through the recovery of vanadium from ores, concentrates, slag, or petroleum residues. The largest vanadium-producing nations are South Africa, Russia, and China. The production of vanadium has continued to increase as the worldwide economy has improved. This has been especially true in countries with growing construction and automobile industries. There currently exists a reserve base of more than 27 million metric tons of vanadium that by itself could satisfy world demand for some time given the present rate of consumption.

     U.S. production of vanadium has come mainly from implementing recovery processes on industrial waste such as vanadium-bearing ferrophosophorus slag, iron slag, fly ash, petroleum residues, and spent catalysts. There are currently eight U.S. firms, located in Arkansas, Idaho, Louisiana, Texas and Utah, that recover vanadium and produce the vanadium derivatives described above as well as vanadium-bearing chemicals or specialty alloys. There is only a negligible amount of vanadium recovered from recycling and this mostly from small amounts of vanadium-based catalysts and vanadium-aluminum alloy.

     South Africa has traditionally been the leading supplier of vanadium slag and pentoxide. However, South Africa began recently to process more and more of its supply for various internal applications, especially the production of ferrovanadium. Consequently, economists expect that in the future there will be less vanadium available for export from South Africa than in the recent past. This development could have a wide-range effect on vanadium supply around the world and may cause, for example, European ferrovanadium converters to increasingly consider other sources of vanadium such as petroleum coke, recycled catalysts and ashes.

     In the near term, economists expect that the vanadium market will continue to follow the cyclical pattern of the steel industry. Another impact on the worldwide supply of vanadium could come from a lower demand for carbon steel, especially in the industrialized countries. The carbon steel sector is the largest single economic sector for the consumption of vanadium. Economists believe that this sector faces slower rates of growth as steel usage declines in industrialized countries as a result of falling manufacturing output and increased production efficiency in all industries. In addition, carbon steels are increasingly being replaced with alloy steels in many applications. Columbium, manganese, molybdenum, titanium and tungsten are metals that are to some degree interchangeable with vanadium as alloying elements in steel. And platinum and nickel are replacements for vanadium compounds as catalysts in some chemical processes.

Risk Factors

     No Operating History and No Revenues. The Company is in its initial stages of exploration with no revenues or income and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities, prospect development, and acquisition of leasehold interests, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans.

     Need for Additional Funding to Implement Business Plan. The Company believes it will need to raise additional funds in order to implement its business plan. The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing, or asset sales. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. The sale of additional securities could result in a substantial dilution of the present equity interests of the Company's shareholders.

     Volatility of Mineral Markets. The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing market prices for vanadium, which can be extremely volatile. In addition to market factors, actions of governmental agencies can affect mineral prices. All of these factors are beyond the control of the Company. These external factors and the volatile nature of the commodity markets make it difficult to estimate future prices of vanadium. There is no assurance that current price levels can be sustained or that the Company will be able to produce vanadium on an economic basis in light of prevailing market prices. Any substantial or extended decline in the price of vanadium would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity and could reduce both the value and the amount of the Company's vanadium deposits.

     Uninsured Risks. The Company may not be insured against losses or liabilities that may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     Government Regulation. Mining operations are subject to federal, state and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, state, or local authorities will not be changed or that any such changes would not have material adverse effects on the Company's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages that it may elect not to insure against due to prohibitive premium costs and other reasons.

     Need for Additional Key Personnel. At present, the Company has no full-time employees. The success of the Company's proposed business will depend, in part, upon the Company's ability to attract and retain additional qualified employees, consultants, and third party service providers. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company were unable to engage and retain the necessary personnel, its business would be materially and adversely affected.

     Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers who will exercise control over the day to day affairs of the Company, and upon its Directors, some of whom are engaged in other activities, and will devote limited time to the Company's activities. Currently several employees of the Company are not employed by the Company on a full-time basis and are serving in their respective capacities as consultants. This situation will continue until the Company's business warrants and the Company is able to afford an expanded staff. There can be no assurance given that the volume of business necessary to employ all essential personnel on a full time basis will be obtained nor that the Company's proposed operations will prove to be profitable. The Company will continue to be highly dependent on the continued services of its executive officers, and a limited number of other senior management and technical personnel. Loss of the services of one or more of these individuals could have a material adverse effect on the Company's operations.

     Indemnification of Officers and Directors for Securities Liabilities. The Bylaws of the Company provide that the Company may indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Nevada Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such officers, directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     Competition.   The mining industry is an intensely competitive industry.
The Company will compete against established companies with significantly greater financial, marketing, personnel, and other resources than the Company. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed. Such competition could have a material adverse effect on the Company's ability to execute its business plan as well as profitability.

     Limited Market for Securities.   At present, no market exists for the
Company's Common Stock. Upon the filing of this Registration Statement, the Company intends to commence trading on the Nasdaq Over-the-Counter Bulletin Board (OTC/BB). There can be no assurance that trading will commence on the OTC/BB or that the OTC/BB will provide adequate liquidity or that a trading market will be sustained. A purchaser of stock may, therefore, be unable to resell shares purchased should the purchaser desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a trading market develops providing necessary and adequate liquidity for the trading of shares.

     Cumulative Voting, Preemptive Rights and Control.   There are no preemptive
rights in connection with the Company's Common Stock. The stockholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for in the Company's Bylaws or under Nevada law. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     No Dividends Anticipated. At the present time, the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase thereof.

     Operating Hazards. The mining business involves certain operating hazards such as unusual or unexpected geological formations, power outages, labor disruptions, flooding, explosions, rock-bursts, cave-ins, landslides, inability to obtain suitable or adequate machinery, pollution, and other environmental hazards and risks, any of which could result in substantial losses to the Company. In addition, the Company may be liable for environmental damage to the property purchased or leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in losses to the Company. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable.

     Year 2000 Issues. The Company has not yet approved a formal contingency plan for Y2K issues, however, a formal contingency plan is expected to be completed and approved during 1999.

     Forward-looking Statements and Associated Risks. This document contains forward-looking statements, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words believe, expect, anticipate, intends, forecast, project, and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements, as a result of the factors described under Risk Factors and elsewhere herein, including among others, regulatory or economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this document will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

Costs and Sources of Funding

     To date the Company's activities have been financed primarily through the sale of equity securities and the issuance of equity for the acquisition of mining operations and property. No assurance can be given that the Company will be able to raise the needed capital to develop its properties. See item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The Company will need to obtain additional funding to pursue its business strategy during the next fiscal year. At the present time, the Company anticipates seeking additional funding through additional private placements, joint venture agreements, production financing, and/or pre-sale loans. The Company's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year would have a detrimental effect on the Company's viability and capability to pursue its business plan.

Governmental Approval

     The Company is in the process of obtaining all necessary governmental approvals for exploration of its properties in Nevada. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its exploration plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company's development plans and operations could be negatively impacted.

Governmental Regulation

     The mining industry is regulated in both on a federal and state level in the United States. The Company currently believes its operations on all of its properties are in compliance with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop, and exploit its properties.

Employees

     As of September 30, 1999, the Company had one part-time employee. The Company utilizes the services of various individuals on a consulting basis,
however, none have contracts with the Company.   None of the Company's employees
are covered by a collective bargaining agreement, the Company has never experienced a work stoppage, and the Company considers its labor relations to be excellent.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company has not yet had revenues from operations. Accordingly, the following information centers upon the Company's plan of operation.

Liquidity and Capital Resources

     To date the Company's activities have been financed primarily through the sale of equity securities. No assurance can be given that the proceeds of the private offering of the Company's securities or any other source of funding described above will provide sufficient funds to undertake all of the Company's planned project expansion for the next twelve months. It is anticipated that significant additional funds will be required to complete the development of any commercially viable project. There can be no assurance that the Company will be able to obtain such additional financing, and whether the terms of such financing would be favorable to the Company. Failure to obtain such financing could be detrimental to the success of the project. No contracts or commitments have been entered into at this time.

     A summary of financing activities during the past year includes the items and matter outlined in Part II, Item 4, Recent Sales of Unregistered Securities.

     The Company will need to obtain additional funding to pursue its business strategy during the next fiscal year. At the present time, the Company anticipates seeking additional funding through additional private placements, joint venture agreements, production financing, and/or pre-sale loans. The Company's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year could have a detrimental effect on the Company's ability to pursue its business plan and its viability.

Property Exploration

          The Company owns the mineral rights and surface rights to three properties on which it believes are located commercially minable vanadium mineralization. The three properties are referred to as the Gibellini, Bisoni, and Bisoni-McKay properties. The Company believes, based on a Pre-Feasibility Report and Pro Forma Cash Flow Study for the Gibellini, Bisoni, Bisoni-Mckay Vanadium Deposits in Eureka and Nye Counties, Nevada for the Company by Jules Pierre LaPrairie, P.E., that the three properties contain approximately 19 to 21 million tons of 0.42% vanadium pentoxide hosted within Devonian black shale facies of the Woodruff formation (vanadium deposits).

     To date, $23,719 has been spent by the company on exploration and development expenses, including title research, claim staking and filing fees with the State of Nevada and Counties, annual rental payments to the Bureau of Land Management ($100 per claim), travel expenses for site visits to the property, library research and acquisition of reports, data and investigations from previous owners of the project.

     The Company intends to continue with exploration and, if warranted, development of its properties; although, the Company's focus for the next two years will be to have one of its properties move into the production stage.

VANADIUM DEPOSITS

        The following deposits have been reported by Noranda and Hecla Mining
Corporations:

             PROPERTY             TONS           GRADE
             Gibellini         12,000,000         0.43
             Bisoni               260,000         0.41
             Bisoni-McKay       6,100,000         0.39

     The Bisoni-McKay property is the first deposit scheduled for exploration. The Bisoni-Mckay deposit measures 60 feet by 8,000 feet and averages 144 feet thick covering 390 acres. The vanadium mineralization reported for the Bisoni-McKay were based on a deposit estimate calculated in the 1970's by Hecla Mining Corp. based on 19 reverse circulation drill holes. The estimate and drill logs were subsequently reviewed by James Askew and Associates (1989) during their sampling evaluation of the property. Vanadium mineralization has been drilled over a distance of 8,000 feet with widths up to 95 feet. The oxidized zone is 144 feet thick and the orebody dips 40 degrees to 85 degrees to the east. This is considered to be an indicated resource.

     The Gibellini property claims are located in Eureka County, Nevada, and are estimated to contain ore deposits of 12 million tons. The Gibellini deposit measures approximately 2,400 feet by 1,200 feet and is approximately 200 feet thick covering some 66 acres. Ore deposits were calculated by Noranda based on 52 reverse circulation drill holes. An additional 19 holes were drilled by InterGlobe for metallurgical testing This is considered to be a measured resource.

The Bisoni property ore deposits were calculated by Noranda based on 47 drill holes. The ore deposit calculations are available and were reviewed by D.R. Morgan, P.E. (Askew, 1989). The Bisoni deposit measures 1,500' X 500' and averages 20' thick, covering 15 acres. This is considered to be a measured resource.

     Neither Noranda nor Hecla Mining Corporations is involved in the further exploration of these ore deposits. At the time of their exploration efforts, the price of vanadium was not sufficient to put the properties into production at a level of profitability to meet corporate objectives.

     See "Glossary" for a definition of deposit or vanadium mineralization.

METALLURGY

     Extensive metallurgical tests have been undertaken in the past. Studies to determine the optimum extractive process for the ores have not been completed. Early tests concentrated on roasting and high temperature acid leaching while later studies concentrated on acid heap or dump leaching.

Test                   Type                    Acid Consumption   Recovery
Noranda/CSMRI 1975     Direct acid leach                          70-76%
                       Salt water roast leach                     22-70%
                       Acid pugging, curing,
                       water leach                                70-92%
Noranda                Pugging, curing,
                       leach                                         78%
Hazen                  Leach (mod, heap)                          55-67%
B.C. Research, 1985    Vat and column leach         150lb/ton    70-80%(90 days)
Minproc, 1989          Heated agitated acid leach 108-298lb/ton   50-87%
B.C. Research          Heated pressure leach      298-403 lb/ton     74%

    Initial studies by B.C. Research indicate that acceptable recoveries may be possible by heap or dump leaching with lower reagent consumption. In 1984 Host Ventures contracted B.C. research to continue heap leach testing begun in 1982. Three column tests were performed on +3 mesh and +1/2 inch screen fractions from a 45kg sample provided by Host Ventures. The -3 mesh fraction underwent a vat leach test. The results showed that there were high Eh values of 620-640 mV at the start of the tests indicating no biologic leaching would be required. The leaching took place rapidly, with final recoveries completed in about 90 days. Acid consumption was approximately 150 lb/ton. The use of excess acid did not increase overall recovery or rate of recovery. The calculated stoichiometric acid requirement for a head grade of .607% V2O5 would be 136 lb/ton at 80% extraction. It was suggested that enrichment of the V content of pregnant solutions would be enhanced by applying pregnant solutions from mid-process heaps to new heaps. Often, when excess acid is used, the solution not needed to attack the metal is consumed by the clay minerals, often a lower acid concentration will be more effective in improving recoveries.

Personnel Requirements

     If the Company is successful in its attempt to raise capital for moving one of its properties into the advanced exploration stage, it will need to hire additional personnel, subcontract the exploration work to a separate entity, or enter into a joint venture with another entity which is able to perform the exploration work. The method the Company uses to move its properties into the advanced exploration stage will depend upon the ability of the Company to finance operations. The Company intends to consider the need for hiring additional personnel in its determination of how it can best move its properties into advanced exploration.

Legal and Accounting

     Management of Company does not expect legal and accounting fees to be incurred at the same rates as previous financial statement disclosures because the Company has completed legal agreements and substantially completed the financial statements.


Results of Operations

     The Company's financial performance is dependent on many external factors. World prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government fixing, pegging and/or controls, and respond to changes in domestic and international political, social and economic environments. Additionally the availability and costs of funds for production and other costs are increasingly difficult to project. All of these factors can materially affect the financial performance of the Company.

     Four pro forma cash flow scenarios were considered based on production rates of 1,000 ton per day (TPD) and 2,000 TPD for conventional milling and heap leaching. Cost estimates which were calculated for the 1,000 TPD operations were scaled up using the 2/3 exponent rule, e.g.: 1,000 TPD scaled up to 2,000 TPD uses a factor of (2,000/1,000)2/3 = 1.59. Similarly, operating costs for the larger scenario were scaled down using a factor of (1,000/2,000)2/3 = 0.63. Mine capital costs were segregated into mine capital and development capital so that 30% of the development (production stripping) could be capitalized with 70% being expensed. Pre-production stripping was expensed at 100%. An additional $250,000 was added to account for exploration drilling and metallurgical testing. Working capital was added to the first year Mill/Plant capital costs. Exploration expenses were then deducted from the mine operating costs. For the heap leach model, pad costs were spread into 5-year increments. Administration costs were removed from the Mine and Mill/Plant operating costs and entered separately into the cash flow. A head grade of 0.40% V2O5 was assigned to the ore and recoveries of 75% and 80% were used for the Heap Leach and Mill respectively. Depletion was set to 15% but was limited to 50% of the pre-depletion taxable income. Depreciation was based on a five year spread. Marketing costs were set to 2% of the product gross value. Losses carried forward were allowed for subsequent years and taxes (including net proceeds) were set at 36%. Net present values were calculated at a discount rate of 5% per annum. No inflation factors were applied to costs or revenues.

     Results of the cash flows based on a market price of $5.75 per pound indicate that production costs will range from $3.65 per pound for a 1,000 TPD mill to $1.96 per pound for a 2,000 TPD heap leach. Net present values at the 5% discount rate range from $14.6 million for the 1,000 TPD mill to 85.9 million for the 2,000 TPD heap leach. The project is sensitive to the vanadium market price and the break-even price calculates to $2.85 per lb. The following table lists the Internal Rate of Return (IRR) and Net Present Values (NPV) at various market prices:


  Market Price       Internal Rate of Return       Net Present Value
  ------------       -----------------------       -----------------

    $ 1.00                   - 86%                  ($  73,223,517)
    $ 2.00                   - 20%                  ($  33,356,337)
    $ 3.00                    + 7%                   $   5,513,293
    $ 4.00                   + 19%                   $  35,538,251
    $ 5.00                   + 31%                   $  64,676,574
    $ 6.00                   + 42%                   $  92,793,160
    $ 7.00                   + 52%                   $ 120,504,919

     The Net Present Value is the sum of all future cash flows, discounted at a set rate (5% in this case) and reported in current dollars i.e. a dollar earned next year is worth $0.95 today, a dollar earned two years in the future is worth $0.91 today. The Internal Rate of Return is the discount rate at which the Net Present Value becomes $0.00 i.e. the project pays back the capital investment plus interest at that rate.

     The foregoing table demonstrates the impact the market price of vanadium has on the internal rate of return and the net present value. The table demonstrates that if the market price of vanadium falls below $3.00 per pound, the company will not be able to achieve positive cash flow and profitability and to the extent that the market price exceeds $3.00 per pound, the Company will achieve positive cash flow and profitability. If the market price of vanadium was to fall below $2.25 per pound, the Company would experience a loss and would likely not process additional vanadium ore until the market price returns to a level at which the Company can operate profitably.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Company owns the mineral rights and surface rights to three properties on which it believes are located commercially minable vanadium deposits. The three properties are referred to as the Gibellini, Bisoni, and Bisoni-McKay properties. The Company believes, based on a Pre-Feasibility Report and Pro Forma Cash Flow Study for the Gibellini, Bisoni, Bisoni-Mckay Vanadium Deposits in Eureka and Nye Counties, Nevada for the Company by Jules Pierre LaPrairie, P.E., that the three properties contain approximately 19 to 21 million tons of 0.42% vanadium pentoxide hosted within Devonian black shale facies of the Woodruff formation (vanadium mineralization).

     The Gibellini, Bisoni and Bisoni-McKay deposits are within a kerogen-rich sequence of black shales. The sequence is variably oxidized to 100 feet below the surface. A partially oxidized transition zone overlies unoxidized hard black shales. The main vanadiferous zone (0.35% V2O5) occurs immediately below the transition zone.

     The Gibellini and Bisoni deposits are flat lying and fault bounded and additional mineralization are not likely to be easily discovered. At the Bisoni-McKay deposit, this sequence of black shales outcrops and dips steeply to the east showing additional potential mineralization in that direction. Drilling, to date, has only probed this bedded structure to a depth of 150'. The full extent of the structure, to depth, is unknown and could provide for additional mineralization, especially if folding occurs at depth.

     These additional deposits would be significant to the company's future business in that the life of the project would be extended bringing in additional cash flow. With additional deposits, a larger operation could be undertaken resulting in lower production costs and thus increased cash flow. Each additional 1,000,000 tons would extend the project life by 1.4 years. If the deposit continues to a depth of 300', an additional 6,000,000 tons may be found, extending the project life by 8.5 years. There is no assurance that these additional deposits will be found.

MAP OF PROPERTY

On file.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

     The following table sets forth information concerning the beneficial ownership of the Company's shares as of March 31, 1999 for (i) each current Director and each nominee for Director (ii) each officer of the Company, (iii) all persons known by the Company to beneficially own more than 5% of the outstanding shares of the Company's shares, and (iv) all officers and Directors of the Company as a group.

     NAME AND ADDRESS OF           NUMBER OF SHARES
     BENEFICIAL OWNER (1)          BENEFICIALLY OWNED(2)     PERCENT OF TOTAL(3)
     --------------------          ---------------------     -------------------

          Kenneth B. Liebscher (4)          -0-                      0%
          George Weinstein (5)              -0-                      0%
          Moshe C. Zefrani (6)              -0-                      0%
          Dennis S. LaPrairie (7)           100,000                   *
          Medan Management Corp. (8)     15,000,000                 72%
          Admiral House Ltd. (9)          1,500,000                  7%

          All officers and directors        100,000                   *
          as a group

*  less than one percent
------------------------
(1) Unless otherwise noted, the Company believes that all shares are beneficially owned and that all persons named in the table or family members have sole voting and investment power with respect to all shares owned by them.
(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised. As of the date of this Registration Statement, no options, warrants or rights to acquire shares have been granted.
(3)  Assumes 20,883,000 shares outstanding.
(4)  Mr. Liebscher's address is 5466 Canvasback Road, Blaine, Washington
     98230.
(5) Mr. Weinstein's address is 11651 Twigg Place, Richmond, British Columbia V6Y 3N3.
(6)  Mr. Zefrani's address is 5501 Adalbert, Suite 1404, Cote St. Luc,
     Quebec, Canada H4W 2B1.
(7)  Mr. LaPrairie's address is 2525 Sharon Way, Reno, Nevada 89509.

The address for Medan Management Corp. is c/o S.A. Mann, F.C.A. Chartered
     Accountant, 241 Maida Vale, London, England W9-1QJ.
The address for Admiral House Ltd. is 94 Dowdeswell Street, P.O. #N-7521
     Nassau, Bahamas.

ITEM 5.     MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Compliance With Section 16 (a) of the Exchange Act

     Section 16 (a) of the Securities Exchange Act of 1934 requires the Company's officers, directors, and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the ASEC@), NASDAQ, and the Boston Stock Exchange. Officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16 (a) forms they file. The Company believes that it has had no filing obligation to the time of this filing and, therefore, the filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

Directors and Executive Officers

     The names, ages and positions of the Company's Directors and executive officers as of March 31, 1999 are listed below:

NAME                         AGE     POSITION WITH THE COMPANY     FIRST ELECTED

Kenneth B. Liebscher         56      President, C.E.O, Director         1998
George Weinstein             73      Vice President                     1998
Moshe C. Zefrani             49      Director                           1998
Dennis S. LaPrairie          45      Secretary, Treasurer, and Director 1998

     Kenneth B. Liebscher serves as a member of the Board of Directors and President of the Company since its formation in August 1998. Mr. Liebscher has been an international businessman with 28 years of securities and executive management experience. From 1968 to 1990, Mr. Liebscher was actively involved with Dentsply International, Inc., the world's largest dental products manufacturer. Mr. Liebscher also serves on the Board of Directors of Belmont Resources Inc., E.T.C. Industries Ltd., and Montoro Resources Inc. listed on the Vancouver Stock Exchange; all involved with development of mineral resources.

     George Weinstein has been the Vice President of the Company since its formation in August 1998. Mr. Weinstein is self-employed as owner of Assistant Manager of Allied Salvage & Metals, Ltd., for 45 years until his semi-retirement in 1990. He remains active on a consulting basis.

     Moshe C. Zefrani has been a member of the Board of Directors of the Company since its formation in August 1998. He was born in Egypt where he trained in electrical engineering. Since moving to Canada over 20 years ago, Mr. Zefrani has been a self-employed electrical contractor.

     Dennis S. LaPrairie has been a member of the Board of Directors and as Secretary/Treasurer of the Company since its formation in August 1998. Mr. LaPrairie is a registered professional engineer and has been employed with the State of Nevada as an Environmental Engineer for the past five years. Prior to that time, Mr. LaPrairie was self-employed as a consulting engineer for 10 years. Mr. LaPrairie graduated from Mackay School of Mines with a Bachelor of Science degree in 1977. Dennis LaPrairie is the son of Jules P. LaPrairie, the mining consultant who prepared the pre-feasibility study on the company's property. Jules has represented that his relationship to Dennis did not impair his ability to perform an objective evaluation for purposes of the pre-feasibility study; however, the relationship of Jules to Dennis may present a potential conflict of interest.

Board of Directors Committees and Compensation

     The Board of Directors has the responsibility for establishing broad corporate policies and for overseeing the overall performance of the Company. However, in accordance with corporate legal principles, it is not involved in day-to-day operating details. Members of the Board are kept informed of the Company's business through discussions with the Chairman and other officers, by reviewing analyses and reports sent to them, and by participating in Board and committee meetings.

     Board members are not presently compensated, but are reimbursed for their
expenses associated with attending Board meetings.   The Company has no standing
committees at this time.


ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

     The Company currently has two executive officers, Mr. Ken Liebscher and Mr. Dennis LaPrairie. Mr. Liebscher, the Company's Chief Executive Officer, has a one-year employment agreement with the Company providing for compensation at the rate of $48,000 per year. The Company's agreement with Mr. Liebscher terminated on October 1. 1999 and has been renewed on a month to month basis.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The authorized capital of the Company consists of 80,000,000 shares of Common Stock, par value $.01, of which 20,883,000 are outstanding. The material terms of the securities are as follows:

     All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefrom. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, nor any cumulative voting rights. The Directors of the Company may from time to time declare and authorize payment of dividends, as they deem advisable. Subject to the rights of members, all dividends on shares shall be declared and paid according to the number of shares held. No dividends have been declared since incorporation. The outstanding shares are fully paid and non-assessable.

     A class of preferred stock has been authorized with a par value of $0.01. No shares of preferred stock have been authorized for issuance by the Board of Directors as of the date of this statement. The rights, privileges and preferences of any series of preferred stock shall be determined by the Board of Directors at the time of issuance.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's securities are not currently traded on any market, although the Company intends to commence trading on the OTC/BB upon the filing of this Registration Statement.

     The Company has not paid any cash dividends on its Common Stock since its incorporation and anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business. As of March 31, 1999, the approximate number of record holders of the Company's Common Stock was 46.

ITEM 2.  LEGAL PROCEEDINGS

     There are no material pending legal proceedings, and the Company is not aware of any threatened legal proceedings to which the Company may be a party.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has experienced no recent change in or disagreement with its accountant. The Company's present Auditor, Amisano & Hanson, Chartered Accountants, Vancouver, British Columbia, Canada, has been the Company's auditor since inception. Management of the Company intends to keep Amisano & Hanson, as its auditor for the foreseeable future.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     A private placement financing by the Company in September 1998, the Company issued 560,000 shares of common shares at a price of $.025 per share to five persons and 1,500,000 to one person in exchange for the rights to the Company's vanadium properties. The five persons to whom common shares were issued at $0.025 per share are:

Mr. Edward Gresko
Mr. Steven Simons
Vista Developments Ltd.
Mrs. Shiela Lawson
Admiral House Ltd.

The rights to the Company's vanadium properties were obtained from Medan Management Corporation. Medan Management was contacted about the availability of the property by Mr. Jules LaPrairie P. Eng. His son, Dennis LaPrairie P.Eng. now serves as on Officer and Director of the company. There is no relationship or affiliation between the company and Medan Management Corp.

     In October 1998, the Company declared a stock dividend of nine shares for each outstanding share of Common Stock. Subsequently, in October 1998, the Company issued 100,000 shares of Common Stock to Mr. LaPrairie in consideration for services at $0.25 per share and approved the issuance of 100,000 shares in reliance on Rule 504 of Regulation D at a price of $0.25 per share.

     In November 1998, the Company authorized the issuance of 600,000 shares in reliance on Rule 504 of Regulation D at a price of $.50 per share. None of the subscription has been subscribed to by insiders.

     The offerings of securities were exempt from the registration requirements of the Securities Act of 1933 (the "Act") in accordance with section 4(2) of the Act. The securities issued at $0.25 and $0.03 per share were issued to less than 10 persons in the aggregate. The securities issued at $0.50 were exempt from the registration requirements of the Act pursuant to Regulation S.

None of the above investors reside in the United States and none of the investors were accredited investors.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada Revised Statutes and certain provisions of the Company's Bylaws under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities that they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and must not have been adjudged liable for negligence or misconduct.

     Indemnification may also be granted pursuant to the terms of agreements that may be entered in the future or pursuant to a vote of stockholders or Directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.

Item  6.  Year  2000  Issues.

     The primary Y2K risk to the Company's operations is service disruption from third party providers that supply equipment for the mining projects. Any disruption to these services would hinder the Company's ability to operate. Therefore, efforts are currently under way to obtain Y2K compliance certification from the Company's major equipment providers. Concern about potential problems has been raised, but commitment to compliance is beyond the Company's control.

     The Company has not yet approved a formal contingency plan for Y2K issues, however, a formal contingency plan is expected to be completed and approved during 1999.

PART III


INDEX TO EXHIBITS



The following exhibits are filed herewith as part of this Registration statement:

     3.1     Articles of Incorporation, as amended                 See Below
     3.2     Bylaws                                                See Below
     10.1    Employment Agreement with Kenneth Liebscher           See Below
     10.2    Purchase Agreement with Medan Management Corp.        See Below
     27      Financial Data Schedule                               See Below
     99.1    Report and Financial Statements dated
             December 31, 1998                                     See Below
     99.2    Interim Report and Financial Statement dated
             June 30, 1999                                         See Below

Exhibit 3.1

                                     RESTATED

                            ARTICLES OF INCORPORATION

                                        OF

                                 US VANADIUM CORP.




SUSAN J. SMITH certifies that:

1. She is the sole incorporator and sole director of US VANADIUM CORP., a Nevada corporation.

2. The articles of incorporation of this corporation are amended and restated to read as follows:

       FIRST.    The name of the corporation is:

                 US VANADIUM CORP.

       SECOND.   Its principal office in the State of Nevada is located at 2533
       North Carson Street, Carson City, Nevada 89706, that this corporation may maintain an office, or offices, in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the Bylaws of said corporation, and that this corporation may conduct all corporation business of every kind and nature, including the holding of all meetings of Directors and Stockholders, outside the State of Nevada as well as within The State of Nevada.

       THIRD.   The objects for which this corporation is formed are: To engage in any lawful activity, including but not limited to, the following:

                (A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.

                (B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.

                (C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs wound up according to law.

                (D) Shall have power to sue and be sued in any court of law or equity.

                (E)  Shall have power to make contracts.

                (F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.

                (G) Shall have power to appoint such officers and agents as the affairs of the corporation shall require, and to allow them suitable compensation.

                (H) Shall have power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.

                (I) Shall have power to wind up and dissolve itself, or be wound up or dissolved.

                (J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if it desires, but such use or nonuse shall not in any way affect eh legality of the document.

                (K) Shall have power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

                (L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock for, or any bonds, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidences of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

                (M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or fund.

                (N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

                (O) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation of the corporation, or any amendment thereof.

                (P) Shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes.

                (Q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities.

       FOURTH.   The total number of shares of stock which the Corporation
       shall have authority to issue is One Hundred Million (100,000,000), of which Twenty Million (20,000,000) shares of the par value of $0.01 each are to be of a class designed Preferred Stock, and Eighty Million (80,000,000) shares of the par value of $0.01 each are to be of a class designed Common Stock. Said shares without nominal or par value may be issued by the corporation from time to time for such considerations as may be fixed from time to time by the Board of Directors.

       FIFTH.   The governing board of this corporation shall be known as
       directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the Bylaws of this corporation, providing that the number of directors shall not be reduced to less than one (1).

       The name and post office address of the first Board of Directors shall be one(1) in number and listed as follows:

               Name                           Post Office Address

           Susan J. Smith                   2 Park Street Plaza, Suite 450
                                            Irvine, California  92614

       SIXTH.   The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the incorporation.

       SEVENTH. The name and post office address of the Incorporator signing The Articles of Incorporation is as follows:

               Name                           Post Office Address

           Susan J. Smith                   2 Park Plaza, Suite 450
                                            Irvine, California  92614

       EIGHTH.  The resident agent for this corporation shall be:

                LAUGHLIN ASSOCIATES, INC.

       The address of said agent, and, the principal or statutory address of this corporation in the state of Nevada, shall be:
                         2533 North Carson Street
                        Carson City, Nevada 89706

       NINTH.   The corporation is to have perpetual existence.

       TENTH.   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

                Subject to the Bylaws, if any, adopted by the Stockholders, to make, alter or amend the Bylaws of the corporation.

                To fix the amount to be reserved as working capital over and above Its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this corporation.

                By resolution passed by a majority of the whole Board, to designate one (1) or more committees, each committee to consist of one or more of the Directors of the corporation, which, to the extent provided in the resolution, or in the Bylaws of the corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation. Such committee, or committees, shall have such name, or names, as may be stated in the Bylaws of the corporation, or as may be determined from time to time by resolution adopted by the Board of Directors.

                When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of Directors seems expedient and for the best interests of the corporation.

       ELEVENTH. No shareholder shall be entitled as a matter of right to Subscribe for or receive additional shares of any class of stock of the corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

       TWELFTH. No director or officer of the corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

       THIRTEENTH. This corporation reserves the right to amend, alter, change Or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

3.     I am the sole director named in the original articles of incorporation.

4.     No shares have been issued.

       I further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate are true and correct of my own knowledge.


                                                       /s/Susan J. Smith
                                                       -----------------------
                                                       SUSAN J. SMITH





STATE OF CALIFORNIA     )
                        )     ss.
COUNTY OF ORANGE        )


     On this 21st day of September, 1998, before me, GLENDA J. BURTON, the undersigned Notary Public, personally appeared SUSAN J. SMITH, personally known to me, or proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument, the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

     WITNESS  my hand and official seal.


                                                       /s/Glenda J. Burton
                                                       -----------------------
                                                       GLENDA J. BURTON

                             CERTIFICATE OF AMENDMENT

                                        OF

                             ARTICLES OF INCORPORATION
                           For Profit Nevada Corporations

Ken B. Liebscher and Dennis LaPrairie certify that:

1. They are President and Secretary, respectively, of US VANADIUM CORP. a Nevada Corporation incorporated on August 24, 1998.

2. Article First of the Articles of Incorporation of this corporation is amended to read as follows:

                                   ARTICLE FIRST

       FIRST   The name shall be:

                           VANADIUM INTERNATIONAL, INC.

3. The foregoing Amendment of Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing Amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 78.320 and 78.390 of the Nevada Revised Statutes. In excess of 50% of the outstanding shares of the corporation voted in favor of the Amendment which equaled or exceeded the vote required.

     We further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate are true and correct of our own knowledge.

Date:     FEBRUARY 22, 1999.


/s/ Ken B. Liebscher                           /s/Dennis LaPrairie
---------------------------                    ----------------------------
Ken B.Liebscher , President                    Dennis LaPrairie,  Secretary

State of:    British Columbia
County of:
This instrument was acknowledged before me on
   Feb. 23, 1999   ,by

   Ken Liebscher   (name of Person)
As  President
as designated to sign this certificate
of  U.S. Vanadium Corp.
(name on behalf of whom instrument was executed

  Valerie A. Jewison
     Notary Public Signature

                   WRITTEN CONSENT OF THE SHAREHOLDERS OF

                             US VANADIUM CORP.

     The undersigned, being the holders of in excess of the majority of the outstanding shares of common stock of US VANADIUM CORP a Nevada corporation (the "Company"), by this writing do hereby approve and pass the following resolutions and consent to this shareholders action without a shareholders meeting pursuant to the Bylaws of the Company and Section 78.320 of the Nevada Revised
Statutes:


     RESOLVED, that the following resolution passed by the Company's Board of Directors to amend the Articles of Incorporation of the Company is hereby approved:

     RESOLVED, that Article First of the Articles of Incorporation of this corporation is amended to read as follows:

                               ARTICLE FIRST

                 FIRST   The name shall be:

                 VANADIUM INTERNATIONAL, INC





APPROVED:

/s/Medan Management Corp.
---------------------------         Dated: Feb. 22/99
signature

/s/S.A. Mann F.C.A.
----------------------------
name

15,000,000 Shares                Majority Shareholder

                        UNANIMOUS WRITTEN CONSENT TO ACTIONS

                            BY THE BOARD OF DIRECTORS OF

                                 US. VANADIUM CORP.

     The undersigned, being and constituting the all the directors of U.S. VANADIUM CORP., a Nevada corporation, do hereby approve, consent to, and/or ratify the following actions and resolutions taken by the Board of Directors of the Corporation. These actions without a meeting by the Board of Directors are made pursuant to this Unanimous Written Consent and section 2.11 of the Company's Bylaws. The secretary of the Corporation is hereby directed to place this consent with the regular and special meeting minutes of the Corporation.


      RESOLVED, that Article First of the Articles of Incorporation of this corporation is amended to read as follows:

                                   ARTICLE FIRST

                  FIRST   The name shall be:

                  VANADIUM INTERNATIONAL, INC





APPROVED:


/s/ Ken B. Liebscher
--------------------
KEN B. LIEBSCHER


/s/ Dennis LaPrairie
--------------------
DENNIS LAPRAIRIE

/s/ Moshe Zeprani
--------------------
MOSHE ZEPRANI

Dated as of the 22nd day of February 1999.

Exhibit 3.2

                                     BYLAWS

                                       OF

                           VANADIUM INTERNATIONAL, INC.



                                    ARTICLE I

                                     OFFICES


SECTION 1.  PRINCIPAL OFFICES.

     The board of directors shall fix and may from time to time change the location of the principal executive office of the Corporation at any place within or outside the State of Nevada. If the principal executive office is located outside this State, and the Corporation has one or more business offices in this State, the board of directors shall fix and designate a principal business office in the State of Nevada.


SECTION 2.  OTHER OFFICES.

     The board of directors may at any time establish branch or subordinate offices at any place or places where the Corporation is qualified to do business.


                                    ARTICLE II

                             MEETINGS OF SHAREHOLDERS



SECTION 1.  PLACE OF MEETINGS.

     Meetings of shareholders shall be held at any place within or outside the State of Nevada designated by the board of directors. In the absence of any such designation, shareholders' meetings shall be held at the principal executive office of the Corporation.


SECTION 2.  ANNUAL MEETING.

     The annual meeting of shareholders shall be held each year on a date and at a time designated by the board of directors. The date so designated shall be within five (5) months after the end of the fiscal year of the Corporation and within fifteen (15) months after the last annual meeting. At each annual meeting, directors shall be elected and any other proper business may be transacted.

SECTION 3.  SPECIAL MEETING.

     A special meeting of the shareholders may be called at any time by the board of directors, or by an officer, or by one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

     If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time for such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president, any vice president, or the secretary of the Corporation. The officer receiving the request shall cause notice to be promptly given to the shareholders entitled to vote, in accordance with the provisions of Sections 4 and 5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty
(20) days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this
Section 3 shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the board of directors may be held.


SECTION 4.  NOTICE OF SHAREHOLDERS' MEETING.

     All notices of meetings of shareholders shall be sent or otherwise given in accordance with Section 5 of this Article II not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business transacted, or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the shareholders. The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees whom, at the time of the notice, management intends to present for election.

     If action is proposed to be taken at any meeting for approval of (i) a contract or transaction in which a director has a direct or indirect material financial interest, pursuant to the Nevada Corporations Code, (ii) an amendment of the Articles of Incorporation, (iii) a reorganization of the Corporation,
(iv) a voluntary dissolution of the Corporation, or (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, the notice shall also state the general nature of that proposal.


SECTION 5.  MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE.

     Notice of any meeting of shareholders shall be given either personally or by first-class mail or telegraphic or other written communication, charges prepaid, addressed to the shareholder at the address of that shareholder appearing on the books of the Corporation or given by the shareholder to the Corporation for the purpose of notice. If no such address appears on the Corporation's books or is given, notice shall be deemed to have been given if sent to that shareholder by first-class mail or telegraphic or other written communication to the Corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail, delivered to a common carrier for transmission to the recipient, actually transmitted by electronic means to the recipient by the person giving the notice, or sent by other means of written communication.

     If any notice addressed to a shareholder at the address of that shareholder appearing on the books of the Corporation is returned to the Corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the shareholder at that address, all future notices or reports shall be deemed to have been duly given without further mailing if these shall be available to the shareholder on written demand of the shareholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice.

     An affidavit of the mailing or other means of giving any notice of any shareholders' meeting shall be executed by the secretary, assistant secretary, or any transfer agent of the Corporation giving the notice, and shall be filed and maintained in the minute book of the Corporation.


SECTION 6.  QUORUM.

     The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.


SECTION 7.  ADJOURNED MEETING; NOTICE.

     Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in Section 6 of this Article II.

     When any meeting of shareholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting of the time and place are announced at a meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than forty-five (45) days from the date set for the original meeting, in which case the board of directors shall set a new record date. Notice of any such adjourned meeting, if required, shall be given to each shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 4 and 5 of this Article II. At any adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting.


SECTION 8.  VOTING.

     The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 11 of this Article II, subject to the provisions of the Nevada Corporations Code (relating to voting shares held by a fiduciary, in the name of a corporation, or in joint ownership). The shareholders' vote may be by voice vote or by ballot; provided, however, that any election for directors must be by ballot if demanded by any shareholder before the voting has begun. On any matter other than elections of directors, any shareholder may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares which the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares that the shareholder is entitled to vote. If a quorum is present (or if a quorum had been present earlier at the meeting but some shareholders had withdrawn), the affirmative vote of the majority of the shares represented and voting, provided such shares voting affirmatively also constitutes a majority of the number of shares required for a quorum, shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the Nevada Corporations Code or by the Articles of Incorporation.

     At a shareholders' meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholder's shares) unless the candidates' names have been placed in nomination prior to commencement of the voting and the shareholder has given notice at the meeting, prior to the voting, of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected.


SECTION 9.  WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS.

     The transactions of any meeting of shareholders, either annual or special, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, who was not present in person or by proxy, signs a written waiver of notice or a consent to a holding of the meeting, or an approval of the minutes. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any annual or special meeting of shareholders, except that if action is taken or proposed to be taken for approval of any of those matters specified in the second paragraph of
Section 4 of this Article II, the waiver of notice or consent shall state the general nature of the proposal. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

     Attendance by a person at a meeting shall also constitute a waiver of notice of and presence at that meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; except that such attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice of the meeting, but not so included, if that objection is expressly made at the meeting.


SECTION 10.  SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING.

     Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. In the case of election of directors, such a consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors; provided, however, that a director may be elected at any time to fill a vacancy on the board of directors (other than a vacancy created by removal of a director) that has not been filled by the directors, by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors. All such consents shall be filed with the secretary of the Corporation and shall be maintained in the corporate records. Any shareholder giving a written consent, or the shareholder's proxy holders, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the secretary of the Corporation before written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

     If the consents of all shareholders entitled to vote have not been solicited in writing, and if the unanimous written consent of all such shareholders shall not have been received, the secretary shall give prompt notice of the corporate action approved by the shareholders without a meeting. This notice shall be given in the manner specified in Section 5 of this Article
II. In the case of approval of (i) contracts or transactions in which a director has a direct or indirect material financial interest, pursuant to the Nevada Corporations Code, (ii) indemnification of agents of the corporation,
(iii) a reorganization of the corporation, and (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, the notice shall be given at least ten (10) days before the consummation of any action authorized by that approval.


SECTION 11.  RECORD DATE FOR SHAREHOLDER NOTICE, VOTING, AND GIVING CONSENTS.

     For purposes of determining the shareholders entitled to notice of any meeting or to vote or entitled to give consent to corporate action without a meeting, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any such action without a meeting, and in this event only shareholders of record at the close of business on the date so fixed are entitled to notice and to vote or to give consents as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the Nevada Corporations Code.

     If the board of directors does not so fix a record date:

     (a) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived at the close of business, on the business day next preceding the day on which the meeting is held;

     (b) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, (i) when no prior action by the board has been taken, shall be the day on which the first written consent is given, or (ii) when prior action of the board has been taken, shall be at the close of business on the day on which the board adopts the resolution relating to that action, or the sixtieth (60th) day before the date of such other action, whichever is later.


SECTION 12.  PROXIES.

     Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the Corporation. A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the shareholder or the shareholder's attorney in fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the Corporation stating that the proxy is revoked, or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the Nevada Corporations Code.


SECTION 13.  INSPECTORS OF ELECTION.

     Before any meeting of shareholders, the board of directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the chairman of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the chairman of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy.

     These inspectors shall:

     (a) Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

     (b)  Receive votes, ballots, or consents;

     (c) Hear and determine all challenges and questions in any way arising in connection with the right to vote;

     (d)  Count and tabulate all votes or consents;

     (e)  Determine when the polls shall close;

     (f)  Determine the result; and

     (g) Do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.


                                    ARTICLE III

                                     DIRECTORS


SECTION 1.  POWERS.

     Subject to the provisions of the Nevada Corporations Code and any limitations in the Articles of Incorporation and these Bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

     Without prejudice to these general powers, and subject to the same limitations, the directors shall have the power to:

     (a) Select and remove all officers, agents, and employees of the Corporation; prescribe any powers and duties for them that are consistent with law, with the Articles of Incorporation, and with these Bylaws; fix their compensation; and require from them security for faithful service;

     (b) Change the principal executive office or the principal business office in the State of Nevada from one location to another; cause the Corporation to be qualified to do business in any other state, territory, dependency, or country and conduct business within or without the State of Nevada; and designate any place within or without the State of Nevada for the holding of any shareholders' meeting, or meetings, including annual meetings;

     (c) Adopt, make, and use a corporate seal; prescribe the forms of certificates of stock; and alter the form of the seal and certificates;

     (d) Authorize the issuance of shares of stock of the Corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities cancelled, or tangible or intangible property actually received;

     (e) Borrow money and incur indebtedness on behalf of the Corporation, and cause to be executed and delivered for the Corporation's purposes, in the Corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities.


SECTION 2.  NUMBER AND QUALIFICATION OF DIRECTORS.

     The authorized number of directors shall be three (3) until changed by a duly adopted Amendment to the Articles of Incorporation or by an Amendment to this Bylaw adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote.

     No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.


SECTION 3.  ELECTION AND TERM OF OFFICE OF DIRECTORS.

     Directors shall be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Each director, including a director elected to full a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.


SECTION 4.  VACANCIES.

     A vacancy or vacancies in the board of directors shall be deemed to exist in the event of the death, resignation, or removal of any director, or if the board of directors by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of directors is increased, or if the shareholders fail, at any meeting of shareholders at which any director or directors are elected, to elect the number of directors to be voted for at that meeting.

     Any director may resign effective on giving written notice to the chairman of the board, the president, the secretary, or the board of directors, unless the notice specifies a later time for that resignation to become effective. If the resignation of a director is effective at a future time, the board of directors may elect a successor to take office when the resignation becomes effective.

     Vacancies in the board of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, except that a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting of shareholders at which a quorum is present, or by the unanimous written consent of holders of the outstanding shares entitled to vote. Each director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified.

     The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote, except that filling a vacancy created by removal of a director shall require the written consent of the holders of all outstanding shares entitled to vote.


SECTION 5.  PLACE OF MEETINGS AND MEETINGS BY TELEPHONE.

     Regular meetings of the board of directors may be held at any place within or outside the State of Nevada that has been designated from time to time by resolution of the board. In the absence of such a designation, regular meetings shall be held at the principal executive office of the Corporation. Special meetings of the board shall be held at any place within or outside the State of Nevada that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the Corporation. Any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all directors participating in the meeting can hear one another, and all such directors shall be deemed to be present in person at the meeting.


SECTION 6.  ANNUAL MEETING.

     Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting at the place that the annual meeting of shareholders was held or at any other place that shall have been designated by the board of directors, for the purpose of organization, any desired election of officers, and the transaction of other business. Notice of this meeting shall not be required.


SECTION 7.  OTHER REGULAR MEETINGS.

     Other regular meetings of the board of directors shall be held without call at such time as shall from time to time be fixed by the board of directors.
Such regular meetings may be held without notice.


SECTION 8.  SPECIAL MEETINGS.

     Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairman of the board or the president or any vice president or the secretary or any two directors.

     Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the Corporation. In case the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. In case the notice is delivered personally, or by telephone or telegram, it shall be delivered personally or by telephone or to the telegraph company at least forty-eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director whom the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting nor the place if the meeting is to be held at the principal executive office of the Corporation.

SECTION 9.  QUORUM.

     A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as provided in Section 11 of this Article III. Every act or decision done or made by a majority of the directors present shall be regarded as the act of the board of directors, subject to the provisions of the Nevada Corporations Code (as to approval of contracts or transactions in which a director has a direct or indirect material financial interest; appointment of committees; and, indemnification of directors). A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.


SECTION 10.  WAIVER OF NOTICE.

     The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum is present and if each director
(a) has received notice of the meeting, (b) attends the meeting without protesting before or at the beginning of the meeting the lack of notice to such director, or (c) before or after the meeting signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes. Any such waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.


SECTION 11.  ADJOURNMENT.

     A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.


SECTION 12.  NOTICE OF ADJOURNMENT.

     Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four (24) hours, in which case notice of the time and place shall be given before the time of the adjourned meeting, in the manner specified in Section 8 of this Article III, to the directors who were not present at the time of the adjournment.


SECTION 13.  ACTION WITHOUT MEETING.

     Any action required or permitted to be taken by the board of directors may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to that action. Such action by written consent shall have the same force and effect of a unanimous vote of the board of directors. Such written consent or consents shall be filed with the minutes of the proceedings of the board.

SECTION 14.  FEES AND COMPENSATION OF DIRECTORS.

     Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement of expenses, as may be fixed or determined by resolution of the board of directors. This Section 14 shall not be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation for those services.


                                    ARTICLE IV

                                    COMMITTEES


SECTION 1.  COMMITTEES OF DIRECTORS.

     The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the board. The board may designate one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. Any committee, to the extent provided in the resolution of the board, shall have all the authority of the board, except with respect to:

     (a) the approval of any action which, under the Nevada Corporations Code, also requires shareholders' approval or approval of the outstanding shares;

     b)  the filling of vacancies on the board of directors or in any committee;

     (c) the fixing of compensation of the directors for serving on the board or on any committee;

     (e) the amendment or repeal of any resolution of the board of directors which by its express terms is not so amendable or repealable;

     (f) a distribution to the shareholders of the Corporation, except at a rate or in a periodic amount or within a price range determined by the board of directors; or

     (g) the appointment of any other committees of the board of directors or the members of these committees.


SECTION 2.  MEETINGS AND ACTION OF COMMITTEES.

     Meetings and action of committees shall be governed by, and held and taken in accordance with the provisions of Article III of these Bylaws, Section 5 (place of meetings), 7 (regular meetings), 8 (special meetings and notice), 9 (quorum), 10 (waiver and notice), 11 (adjournment), 12 (notice of adjournment), and 13 (action without meeting), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the board of directors and its members, except that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee; special meetings of committees may also be called by resolution of the board of directors; and notice of special meetings of committees shall also be given to all alternate members who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

                                    ARTICLE V

                                    OFFICERS


SECTION 1.  OFFICERS.

     The officers of the Corporation shall be a chairman of the board or president, or both, a secretary, and a chief financial officer. The Corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article V. Any number of offices may be held by the same person.


SECTION 2.  ELECTION OF OFFICERS.

     The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article V, shall be chosen by the board of directors, and each shall serve at the pleasure of the board, subject to the rights, if any, of an officer under any contract of employment.


SECTION 3.  SUBORDINATE OFFICERS.

     The board of directors may appoint, and may empower the president to appoint, such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the board of directors may from time to time determine.


SECTION 4.  REMOVAL AND RESIGNATION OF OFFICER.

     Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the board of directors, at any regular or special meeting of the board, or, except in case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

     Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in the notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.


SECTION 5.  VACANCIES IN OFFICES.

     A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular appointments to that office.

SECTION 6.  CHAIRMAN OF THE BOARD.

     The chairman of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors or prescribed by the Bylaws. If there is no president, the chairman of the board shall in addition be the chief executive officer of the Corporation and shall have the powers and duties prescribed in Section 7 of this
Article V.


SECTION 7.  PRESIDENT.

     Subject to such supervisory powers, if any, as may be given by the Bylaws or the board of directors to the chairman of the board, if there be such an officer, the president shall be the general manager and chief executive officer of the Corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the Corporation. He shall preside at all meetings of the shareholders and, in the absence of the chairman of the board, or if there be none, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of president of a Corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the Bylaws.


SECTION 8.  VICE PRESIDENTS.

     In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the president, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the Bylaws, and the president, or the chairman of the board if there is no president.


SECTION 9.  SECRETARY.

     The secretary shall keep or cause to be kept, at the principal executive office or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice given, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at shareholders' meetings, and the proceedings.

     The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

     The secretary or assistant secretary, or if they are absent or unable to act or refuse to act, any other officer of the corporation shall give, or cause to be given, notice of all meetings of the shareholders, of the board of directors and of committees of the board of directors, required by the Bylaws or by law to be given. The secretary shall keep the seal of the Corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by the Bylaws.

SECTION 10.  CHIEF FINANCIAL OFFICER.

     The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

     The chief financial officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He shall disburse the funds of the Corporation as may be ordered by the board of directors, whenever they request it, an account of all of his transactions as chief financial officer and of the financial condition of the Corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or the Bylaws.


                                    ARTICLE VI

                            INDEMNIFICATION OF DIRECTORS,

                        OFFICERS, EMPLOYEES, AND OTHER AGENTS


SECTION 1.  AGENTS, PROCEEDINGS, AND EXPENSES.

     For the purposes of this Article, "agent" means any person who is or was a director, officer, employee, or other agent of this Corporation, or is or was serving at the request of this Corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation which was a predecessor corporation of this Corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Section 4 or Section 5(c) of this Article.


SECTION 2.  ACTIONS OTHER THAN BY THE CORPORATION.

     This Corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of this Corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of this Corporation, against expense, judgments, finds, settlements and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of this Corporation, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interest of this Corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.


SECTION 3.  ACTIONS BY THE CORPORATION.

     This Corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of this Corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of this Corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person acted in good faith, in a manner that person believed to be in the best interests of this Corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under this Section 3:

     (a) In respect to any claim, issue or matter as to which that person shall have been adjudged to be liable to this Corporation in the performance of that person's duty to this Corporation, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses which the court shall determine.

     (b) Of amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval; and

     (c) Of expenses incurred in defending a threatened or pending action that is settled or otherwise disposed of with or without court approval.


SECTION 4.  SUCCESSFUL DEFENSE BY AGENT.

     To the extent that an agent of this Corporation has been successful on the merits in defense of any proceeding referred to in Sections 2 or 3 of this Article, or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.


SECTION 5.  REQUIRED APPROVAL.

     Except as provided in Section 4 of this Article, any indemnification under this Article shall be made by this Corporation only if authorized in the specific case on a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in Sections 2 or 3 of this Article, by:

     (a) A majority vote of a quorum consisting of directors who are not parties to the proceeding;

     (b) Approval by the affirmative vote of a majority of the shares of this Corporation entitled to vote represented at a duly held meeting at which a quorum is present or by the written consent of the holders of a majority of the outstanding shares entitled to vote. For this purpose, the shares owned by the person to be indemnified shall not be considered outstanding or entitled to vote thereon; or

     (c) The court in which the proceeding is or was pending, on application made by this Corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney, or other person is opposed by this Corporation.

SECTION 6.  ADVANCE OF EXPENSES.

     Expenses incurred in defending any proceeding may be advanced by this Corporation before the final disposition of the proceeding on receipt of an undertaking by or on behalf of the agent to repay the amount of the advance unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized in this Article.


SECTION 7.  OTHER CONTRACTUAL RIGHTS.

     Nothing contained in this Article shall affect any right to indemnification to which persons other than directors and officers of this Corporation or any subsidiary hereof may be entitled by contract or otherwise.


SECTION 8.  LIMITATIONS.

     No indemnification or advance shall be made under this Article, except as provided in Section 4 or Section 5(c), in any circumstance where it appears:

     (a) That it would be inconsistent with a provision of the articles of incorporation, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

     (b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.


SECTION 9.  INSURANCE.

     Upon and in the event of a determination by the board of directors of this Corporation to purchase such insurance, this Corporation shall purchase and maintain insurance on behalf of any agent of the Corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not this Corporation would have the power to indemnify the agent against that liability under the provisions of this section.


SECTION 10.  FIDUCIARIES OF CORPORATE EMPLOYEE BENEFIT PLAN.

     This Article does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be an agent of the corporation as defined in Section 1 of this Article. This Corporation shall have the power to indemnify, and to purchase and maintain insurance on behalf of, any such trustee, investment manager, or other fiduciary of any pension, profit-sharing, share bonus, share purchase, share option, savings, thrift and other retirement, incentive, and benefit plan, trust, and other provision for any or all of the directors, officers, and employees of the Corporation or any of its subsidiary or affiliated corporations, and to indemnify and purchase and maintain insurance on behalf of any fiduciary of such plans, trusts, or provisions. Nothing contained in this Article shall limit any right to indemnification to which such a trustee, investment manager, or other fiduciary may be entitled by contract or otherwise, which shall be enforceable to the extent permitted by applicable law other than this Article.


                                    ARTICLE VII

                                RECORDS AND REPORTS

SECTION 1.  MAINTENANCE AND INSPECTION OF SHARE REGISTER.

     The Corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the board of directors, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each shareholder.

     A shareholder or shareholders of the Corporation holding at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation may (i) inspect and copy the records of shareholders' names and addresses and shareholdings during usual business hours on five (5) days' prior written demand on the Corporation, and (ii) obtain from the transfer agent of the Corporation, on written demand and on the tender of such transfer agent's usual charges for such list, a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which that list has been compiled or as of a date specified by the shareholder after the date of demand. This list shall be made available to any such shareholder or shareholders by the transfer agent on or before the later of five (5) days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled. The record of shareholders shall also be open to inspection on the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate. Any inspection and copying under this Section 1 may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making the demand.


SECTION 2.  MAINTENANCE AND INSPECTION OF BYLAWS.

     The Corporation shall keep at its principal executive office, or if its principal executive office is not in the State of Nevada, at its principal business office in Nevada, the original or a copy of the Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the Corporation is outside the State of Nevada and the Corporation has no principal business office in this State, the secretary shall, upon the written request of any shareholder, furnish to that shareholder a copy of the Bylaws as amended to date.


SECTION 3.  MAINTENANCE AND INSPECTION OF OTHER CORPORATE RECORDS.

     The accounting books and records and minutes of proceedings of the shareholders and the board of directors and any committee or committees of the board of directors shall be kept at such place or places designated by the board of directors, or, in the absence of such designation, at the principal executive office of the Corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection upon the written demand of any shareholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary corporation of the Corporation.


SECTION 4.  INSPECTION BY DIRECTORS.

     Every director shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.


SECTION 5.  ANNUAL REPORT TO SHAREHOLDERS.

     The annual report to shareholders referred to in the Nevada Corporations Code is expressly dispensed with, but nothing herein shall be interpreted as prohibiting the board of directors from issuing annual or other periodic reports to the shareholders of the Corporation as they consider appropriate.


SECTION 6.  FINANCIAL STATEMENTS.

     A copy of any annual financial statement and any income statement of the Corporation for each quarterly period of each fiscal year, and any accompanying balance sheet of the Corporation as of the end of each such period, that has been prepared by the Corporation shall be kept on file in the principal executive office of the Corporation for twelve (12) months and each such statement shall be exhibited at all reasonable times to any shareholder demanding an examination of any such statement or a copy shall be mailed to any such shareholder.

      If a shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of stock of the Corporation makes a written request to the Corporation for an income statement of the Corporation for the three-month, six-month or nine-month period of the then current fiscal year ended more than thirty (30) days before the date of the request, and a balance sheet of the Corporation as of the end of that period, the chief financial officer shall cause that statement to be prepared, if not already prepared, and shall deliver personally or mail that statement or statements to the person making the request within thirty (30) days after the receipt of the request. If the Corporation has not sent to the shareholders its annual report for the last fiscal year, this report, if any, shall likewise be delivered or mailed to the shareholder or shareholders within thirty (30) days after the request.

     The Corporation shall also, on the written request of any shareholder, mail to the shareholder a copy of the last annual, semi-annual, or quarterly income statement which it has prepared, and a balance sheet as of the end of that period.

     The quarterly income statements and balance sheets referred to in this section shall be accompanied by the report, if any, of any independent accountants engaged by the Corporation or the certificate of an authorized officer of the Corporation that the financial statements were prepared without audit from the books and records of the Corporation.


SECTION 7.  ANNUAL STATEMENT OF GENERAL INFORMATION.

     The Corporation shall, each year during the calendar month in which its Articles of Incorporation originally were filed with the Nevada Secretary of State, or during the preceding five (5) calendar months, file with the Secretary of State of the State of Nevada, on the prescribed form a statement setting forth the authorized number of directors, the names and complete business or residence addresses of all incumbent directors, the number of vacancies on the board, if any, the names and complete business or residence addresses of the chief executive officer, secretary, and chief financial officer, the street address of its principal executive office or principal business office in Nevada, and the general type of business constituting the principal business activity of the Corporation, together with a designation of the agent of the Corporation for the purpose of service of process, all in compliance with the Nevada Corporations Code.


                                    ARTICLE VIII

                              GENERAL CORPORATE MATTERS

SECTION 1.  RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING.

     For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action (other than action by shareholders by written consent without a meeting), the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before any such action, and in that case only shareholders of record at the close of business on the date so fixed are entitled to receive the dividend, distribution, or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date so fixed, except as otherwise provided in the Nevada Corporations Code.

     If the board of directors does not so fix a record date, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the board adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.


SECTION 2.  CHECKS, DRAFTS, EVIDENCES OF INDEBTEDNESS.

     All checks, drafts, or other orders for payment of money, notes, or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.


SECTION 3.  CORPORATE CONTRACTS AND INSTRUMENTS; HOW EXECUTED.

     The board of directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or re-execute any instrument in the name of and on behalf of the Corporation, and this authority may be general or confined to specific instances; and, unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.


SECTION 4.  CERTIFICATE FOR SHARES.

     A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each shareholder when any of these shares are fully paid, and the board of directors may authorize the issuance of certificates or shares as partly paid provided that these certificates shall state the amount of the consideration to be paid for them and the amount paid. If the shares are subject to restrictions upon transfer, the restriction or restrictions shall also appear on the certificate. All certificates shall be signed in the name of the Corporation by the chairman of the board or vice chairman of the board or the president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the Corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.


SECTION 5.  LOST CERTIFICATES.

     Except as provided in this Section 5, no new certificates for shares shall be issued to replace an old certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate on such terms and conditions as the board may require, including provision for indemnification of the Corporation secured by a bond or other adequate security sufficient to protect the Corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate.


SECTION 6.  REPRESENTATION OF SHARES OF OTHER CORPORATIONS.

     The chairman of the board, the president, or any vice president, or any other person authorized by resolution of the board of directors or by any of the foregoing designated officers, is authorized to vote on behalf of the Corporation any and all shares of any other corporation or corporations, foreign or domestic, standing in the name of the Corporation. The authority granted to these officers to vote or represent on behalf of the Corporation any and all shares held by the Corporation in any other corporation or corporations may be exercised by any of these officers in person or by any person authorized to do so by a proxy duly executed by these officers.


SECTION 7.  EMPLOYEE STOCK PURCHASE PLANS.

     The Corporation may, upon terms and conditions herein authorized, provide and carry out an employee stock purchase plan or plans providing for the issue and sale, or for the granting of options for the purchase, of its unissued shares, or of issued shares purchased or to be purchased or acquired, to shareholders or employees of the Corporation or of any subsidiary or to a trustee on their behalf. Such plan may provide for such consideration as may be fixed therein, for the payment of such shares in installments or at one time and for aiding any such employees in paying for such shares by compensation for services or otherwise. Any such plan before becoming effective must be approved or authorized by the board of directors of the Corporation.

     Such plan may include, among other things, provisions determining or providing for the determination by the board of directors, or any committee thereof designated by the board of directors, of:

     (a) eligibility of employees (including officers and directors) and shareholders to participate therein,

     (b) the number and class of shares which may be subscribed for or for which options may be granted under the plan,

     (c)  the time and method of payment therefor, shall be issued or sold,

     (d)  the price or prices at which such shares shall be issued or sold,

     (e) whether or not title to the shares shall be reserved to the Corporation until full payment thereof,

     (f) the effect of the death of a shareholder or an employee participating in the plan or termination of his employment, including whether there shall be any option or obligation on the part of the Corporation to repurchase the shares thereupon,

     (g) restrictions, if any, upon the transfer of the shares, and the time limits, and termination of the plan,

     (h) termination, continuation or adjustments of the rights of participating employees and shareholders upon the happening of specified contingencies, including increase or decrease in the number or issued shares of the class covered by the plan without receipt of consideration by the Corporation or any exchange of shares of such class for stock or securities of another corporation pursuant to a reorganization or merger, consolidation or dissolution of the Corporation,

     (i) amendment, termination, interpretation and administration of such plan by the board or any committee thereof designated by the board of directors, and

     (j) any other matters, not repugnant to law, as may be included in the plan as approved or authorized by the board of directors or any such committee.


SECTION 8.  CONSTRUCTION AND DEFINITIONS.

     Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Nevada Corporations Code shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and natural person.


                                    ARTICLE IX

                                    AMENDMENTS


SECTION 1.  AMENDMENT BY SHAREHOLDERS.

     New bylaws may be adopted or these Bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote, except as otherwise provided by law, these Bylaws, or the Articles of Incorporation; provided, however, that if the Articles of Incorporation of the Corporation set forth the number of authorized directors of the Corporation, the authorized number of directors may be changed only by an amendment of the Articles of Incorporation.


SECTION 2.  AMENDMENT BY DIRECTORS.

     Subject to the rights of the shareholders as provided in Section 1 of this
Article IX, Bylaws, other than a Bylaw or an amendment to a Bylaw changing the authorized number of directors, may be adopted, amended, or repealed by the board of directors.

Exhibit 10.1

                            EMPLOYMENT AGREEMENT


     This Agreement is entered into as of the 5th day of October, 1998, by and between U.S. Vanadium Corp a Nevada corporation (hereinafter the "Company"), and Ken B. Liebscher (hereinafter "Employee") under the following terms and conditions:


                                   RECITALS:


     WHEREAS, it is in the best interest of the Company to employ the services of Employee as President of the Company upon the terms and conditions hereinafter set forth; and;

     WHEREAS, it is in the desire of Employee to be employed as President of the Company upon the terms and conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements hereinafter set forth, the parties hereto agree as follows:


1.  TERM

     1.1 The term of this Agreement shall be for a period of one (1) year, commencing on the effective date of this Agreement subject however, to prior termination as provided hereinbelow, in Paragraph 5 and 6.

     1.2 For purposes of extending the term of the relationship between the Company and Employee, the parties agree to enter into good faith negotiations within sixty (60) days prior to the termination of this Agreement. In the event that the parties are unable to reach an agreement at such time as this Agreement terminates, this Agreement shall be automatically terminated on the anniversary of the effective date of this Agreement.


 2.  COMPENSATION

     2.1 The Company or one or more of its subsidiaries shall pay Employee during the term hereof a salary at the rate of US$48,000 per year, which compensation shall be paid to Employee in equal semi-monthly installments.

     2.2 Employee shall be entitled to periodic cash bonuses, stock options or other forms of compensation, at the discretion of the Company's Board of Directors, dependent upon Employee's performance.

     2.3 Compensation shall not be subject to customary withholding tax and other employment taxes as they shall be the responsibility of the employee.


3.  COVENANT NOT TO COMPETE

     During the term of this Agreement, Employee shall not, without the consent of the Company, engage in any activity competitive with and/or adverse to the Company's business or practice. However, Employee may make passive investments in companies which might be in a competitive business or have competitive business practices with that of the Company.


4.  SERVICES

     4.1 Employee agrees to serve as President of the Company and to devote sufficient time (subject to the limitations set forth in this Paragraph 4) to perform those duties customarily incident to such office as required and such other services, acts or things necessary or advisable as directed by the Board of Directors of the Company. Employee shall report and shall be exclusively responsible to the Board of Directors. Expenditures of time for personal, business, charitable and other activities shall not be deemed a breach of this Agreement, provided that such activities do not interfere with the services required to be rendered to the Company hereunder or compete with the business of the Company. Employee agrees that he will serve the Company faithfully, diligently, competently and to the best of his ability until the termination of his employment hereunder.


5.  EFFECTIVE DATE.

     The effective date of this Agreement shall be October 1, 1998.


6.  TERMINATION.

     6.1 This Agreement shall terminate upon the occurrence of any of the following events:

     (a) Upon the expiration of the term of this Agreement, pursuant to Paragraph 1 hereof.

     (b) Whenever the Company and Employee shall mutually agree to termination in writing.

     (c)     Upon the death of Employee.


7.  TERMINATION WITHOUT CAUSE

     The Company may terminate Employee, without cause, upon 90 days written notice to Employee. In the event of termination without cause, the Employee shall be entitled to a severance allowance payable in the manner in which Employee received his compensation under this Agreement for the period remaining under this Agreement if it were to continue for its full term. The severance allowance shall be equal to one hundred percent (100%) of the compensation which Employee would otherwise be entitled to if this Agreement were to continue for its full term less such amounts as are required to be withheld and deducted.


 8.  EXPENSES

     8.1 Employee shall be entitled to reimbursement of all reasonable expenses actually incurred in the course of his employment. Employee shall submit to the Company a standardized expense report form, provided by the Company, and shall attach thereto receipts for all expenditures. Automobile expenses shall be reimbursed at the maximum mileage rate allowed by the Internal Revenue Service.

     8.2 The Company shall reimburse employee within fifteen (15) days after submission by Employee of his expense report. Employee shall be provided with a VISA, Mastercard or American Express credit card for business expenses.


9.  THE COMPANY'S AUTHORITY

     Employee agrees to observe and comply with the reasonable rules and regulations of the Company as adopted by the Company's Board of Directors either orally or in writing respecting performance of his duties and to carry out and perform orders, directions and policies stated by the Board of Directors, to him from time to time, either orally or in writing.


10.  INSURANCE

     Employee shall be allowed to participate in any Company's medical health insurance plan and/or prepaid dental plan for the benefit of its employees, including Employee and his spouse hereunder.




11.  NON-TRANSFERABILITY

     This Agreement shall not be transferable or assignable by Employee, nor shall Employee's interest herein be transferred or assigned by operation of law, and any assignment or attempted assignment, transfer, mortgage, hypothecation, or pledge of this Agreement or his interest herein by Employee, shall be null and void.


12.  NOTICES

     All notices, requests, demands and other communications provided for by this Agreement shall be in writing and (unless otherwise specifically provided herein) shall be deemed to have been given at the time when mailed in any general or branch United States Post Office, enclosed in a registered or certified postpaid envelope, addressed to the parties stated below or to such changed address as such party may have fixed by notice:

     TO THE COMPANY:     U.S. VANADIUM, CORP.
                         5466 Canvasback Road
                         Blaine,
                         Washington 98230

          COPY TO:       Gregory V. Gibson
                         Gibson, Haglund and Johnson
                         Jamboree Center
                         2 Park Plaza Suite 450
                         Irvine, California 92614

     EMPLOYEE:           Ken B. Liebscher
                         5466 Canvasback Rd
                         Blaine, WA 98230

13.  ENTIRE AGREEMENT

     This Agreement supercedes any and all Agreements, whether oral or written, between the parties hereto, with respect to the employment of Employee by the Company and contains all of the covenants and Agreements between the parties with respect to the rendering of such services in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise with respect to such employment not contained in this Agreement shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing and signed by all the parties hereto.


14. PARTIAL INVALIDITY

     If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.


15.  ATTORNEYS' FEES

     If any action in law or equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees and costs, which may be set by the court in the same action or in a separate action brought for that purpose, in addition to any other relief to which that party may be entitled.


16.  GOVERNING LAW

     This Agreement will be governed by and construed in accordance with the laws of the State of Washington.


17.  BINDING NATURE

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, heirs, successors and assigns.

18.  WAIVER

     No waiver of any of the provision of this Agreement shall be deemed, or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.


19.  CORPORATE APPROVALS

     The Company represents and warrant that the execution of this Agreement by their respective corporate officers named below have been duly authorized by the Board of Director of the Company, is not in conflict with any Bylaw or other agreement and will be a binding obligation of the Company enforceable in accordance with its terms.

20.  TIME IS OF THE ESSENCE.

     Time is of the essence with respect to all matters provided in this Agreement.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date above written.


"THE COMPANY"

U.S. VANADIUM CORP.


     /s/Dennis LaPrairie
By: ---------------------------------------
      DENNIS LaPRAIRIE - Secretary/Director



"EMPLOYEE"

/s/Ken B. Liebscher
-------------------------------------------
KEN B. LIEBSCHER

Exhibit 10.2

PURCHASE AGREEMENT
------------------

THIS AGREEMENT made September 18, 1998
                    ------------------

BETWEEN: U.S. VANADIUM CORP. having an office located at 5466 Canvasback
         Road, Blaine, Washington, 98230

                                                               OF THE FIRST PART
         (the "Purchaser")

AND: MEDAN MANAGEMENT CORP., a company having an office located at 4 Canons Close, Edgware, Middlesex, United Kingdom, HA8 7QR

                                                              OF THE SECOND PART
         (the "Vendor")

WHEREAS:

A. The Vendor warrants and represents that it is the owner of the mineral claims more particularly described in the schedule attached hereto (the "Mineral Claims").

B. The Vendor has agreed to sell and transfer 100% of the right, title and interest in and to the Mineral Claims pursuant to the terms hereinafter set forth free and clear of any and all claims of whatsoever nature and kind.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.     Purchase and Sale
--     -----------------

1.1 The Vendor hereby sells, assigns, transfers and sets over unto the Purchaser for its own use absolutely an undivided 100% interest in and to the Mineral Claims in consideration for 15,000,000 shares of U.S. Vanadium Corp. (wherein the shares shall have a deemed aggregate value of US$50,000), US$50,000 and reimbursement for all registration and annual fee expenses up to US$5,000 that have been incurred by the Vendor (collectively, the "Purchase Price").

1.2 The parties agree that once the Purchaser has fulfilled all its obligations (referred to in paragraph 1.1 herein), the Purchaser will become the owner of the Mineral Claims free and clear of any and all claims of whatsoever nature and kind.

2.     Vendor's Representation, Warranties and Covenants
--     -------------------------------------------------

2.1     The Vendor represents, warrants and covenants that:

(a)     it is the owner of an undivided 100% interest in and to the Mineral
Claims;

(b) the Mineral Claims are free and clear of any encumbrances, liens or charges and neither it nor any of its predecessors in interest or title have done anything whereby the Mineral Claims may be encumbered;

(c) the mineral Claims are in good standing under all applicable laws and regulations and all assessment work required has been performed and filed and all taxes have been paid;

(d) to the best of the information and belief of the Vendor, the Mineral Claims have been properly located and staked and recorded in compliance with the laws of the jurisdiction in which they are situation, and that there are no disputes over title to the Mineral Claims;

(e) it has the right to enter into this Agreement and to dispose of 100% of its right, title and interest in and to the Mineral Claims to the Purchaser;

(f) upon the payment of the Purchase Price, the Purchaser shall be deemed to be the beneficial owner of a 100% interest in the Mineral Claims and the Vendor shall execute or cause to be executed a Bill of Sale or such other documents as the Purchaser may reasonably require, transferring 100% of its right, title and interest in and to the Mineral Claims to the Purchaser, which the Purchaser shall be at liberty to record forthwith. In any event, the Vendor shall transfer the title in all of the Mineral Claims to the Purchaser as soon as is practicably possible upon the payment of the Purchase Price; and

(g) to the knowledge of the Vendor there are no outstanding agreements or options to acquire or purchase the Mineral Claims or any portion thereof or interest therein and no person has any royalty or interest whatsoever in production or profits from the Mineral Claims or any portion thereof.

2.2 The representations and warranties in paragraph 2.1 shall apply to all assignments, conveyances, transfers and documents delivered in connection with this Agreement and there shall be no merger or any representation and warranties in such assignments, conveyances, transfers and documents notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived. The Purchaser shall have the right to waive any representation and warranty made by the Vendor in the Purchaser's favor without prejudice to any of its recourses with respect to any other breach by the Vendor. All of the representations and warranties contained in this Agreement shall survive the closing of this transaction.

3.     Purchaser's Representations, Warranties and Covenants
--     -----------------------------------------------------

3.1     The Purchaser represents, warrants and covenants that:

(a)     it has the right to enter into this Agreement; and

(b) it will maintain the Mineral Claims in good standing under all applicable laws and regulations, perform and file all assessment work and pay taxes as they become due.

4.     General Provisions
--     ------------------

4.1 Time shall be of the essence and the parties shall execute all further documents or assurances as may be required to carry out the full intent of this agreement.

4.2 This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreement, memoranda, correspondence, communications, negotiations and representation, whether oral or written, expressed or implied, statutory or otherwise, between the parties or any of them with respect to the subject matter thereof.

4.3 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

4.4 This Agreement may be signed in counterpart and all counterparts taken together shall constitute one and the same Agreement, and any facsimile signature shall be taken as an original.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.


U.S. VANADIUM CORP.




/s/ Ken Liebscher
Per:     Authorized Signatory




MEDAN MANAGEMENT CORP.




/s/ Sidney Mann
Per:     Authorized Signatory

                              BILL OF SALE ABSOLUTE
                              ---------------------



     In consideration of the sum of 91.00 now paid by U.S. Vanadium Corp. to Medan Management Corp. (the "Company") and 15,000,000 shares of U.S. Vanadium Corp., US$50,000 and certain expenses of Medan Management Corp. as set forth in that Purchase Agreement between such parties (the receipt and sufficiency of which consideration is hereby acknowledged), the Company does hereby absolutely sell, transfer and assign to U.S. Vanadium Corp. for its sole use and benefit forever, a 100% interest in the mineral claim described in schedule "A" attached hereto.

     Any facsimile signature shall be taken as an original.


Dated:
     September 18, 1998
     ------------------




MEDAN MANAGEMENT CORP.




/s/Sidney Mann
Per:     Authorized Signatory
Name:     Sidney Mann

Exhibit 99.1


                                US VANADIUM CORP.
                          (A Development Stage Company)
                         REPORT AND FINANCIAL STATEMENTS
                                December 31, 1998
                             (Stated in US Dollars)

Terry Amisano Ltd.                                               Amisano Hanson
Kevin Hanson, CA                                          Chartered Accountants


                                AUDITORS' REPORT

To  the  Directors,
US  Vanadium  Corp.

We have audited the balance sheet of US Vanadium Corp. (A Development Stage Company) as at December 31, 1998 and the statement of loss and deficit accumulated during the development stage, stockholders' equity and cash flows for the period August 24, 1998 (Date of Incorporation) to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and cash flows for the period August 24, 1998 (Date of Incorporation) to December 31, 1998, in accordance with generally accepted accounting principles in the United States.

Vancouver,  Canada                                         /s/Amisano Hanson
September 8, 1998                                          Chartered Accountants


Comments  by  Auditors  for  U.S.  Readers  on  Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements in respect of the company's substantial losses from operations, substantial doubt about the company's ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated September 8, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver,  Canada                                         /s/Amisano Hanson
September 8, 1999                                          Chartered Accountants

Suite 604 - 750 West Pender Street, Vancouver, B.C. V6C 2T7
Telephone (604)689-0188
Facsimile (604)689-9773

                             SEE ACCOMPANYING NOTES
                                US VANADIUM CORP.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998
                             (Stated in US Dollars)


                                     ASSETS
                                                                       1998
Current
     Cash                                                           $  17,455
                                                                     --------
                                                                       17,455
Mineral property  -  Note 3                                           100,000
                                                                     --------
                                                                   $  117,455
                                                                     --------
                                   LIABILITIES
Current
     Accounts payable                                               $  25,821
     Due to related parties  -  Note 5                                  4,671
                                                                     --------
                                                                       30,492
                                                                     --------
                              STOCKHOLDERS' EQUITY
Common stock  -  Note 4                                               140,500

Deficit accumulated during the development stage                    (  53,537)
                                                                     --------
                                                                       86,963
                                                                     --------
                                                                   $  117,455
                                                                     --------

Nature and Continuance of Operations  -  Note 1
Commitments  -  Note 4



APPROVED BY THE DIRECTORS:



/s/Kenneth B. Liebscher                      /s/Dennis LaPrairie
-----------------------------,  Director    ------------------------,  Director

                         SEE ACCOMPANYING NOTES

                                US VANADIUM CORP.
                          (A Development Stage Company)
                          STATEMENT OF LOSS AND DEFICIT
                    ACCUMULATED DURING THE DEVELOPMENT STAGE for the period August 24, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)


                                                               August 24, 1998
                                                                   (Date of
                                                              Incorporation) to
                                                                  December 31,
                                                                     1998
Expenses
     Exploration and development expenses  -  Note 5               $  18,944
     Interest and bank charges                                            59
     Legal and accounting                                             18,992
     Management fees  -  Note 5                                       12,000
     Office                                                            1,952
     Travel                                                            1,590
                                                                     -------
Net loss for the period and deficit accumulated during the
 development stage                                                 $  53,537
                                                                     -------
Loss per share                                                       $  0.01
                                                                  ----------
Weighted average number of shares outstanding                     13,594,713
                                                                  ----------

                         SEE ACCOMPANYING NOTES

                                US VANADIUM CORP.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
   for the period August 24, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)

                                                               August 24, 1998
                                                                   (Date of
                                                              Incorporation) to
                                                                  December 31,
                                                                     1998
Cash Flows from Operating Activities
     Net loss for the period                                     $  (  53,537)
     Add adjustment to reconcile net loss to net cash used in
     operations:
       Common stock issued in consideration for exploration and
       development expenses                                            10,000
                                                                    ---------
                                                                    (  43,537)
     Changes in non-cash working capital balances related to
     operations:
       Accounts payable                                                25,821
       Due to related parties                                           4,671
                                                                    ---------
                                                                     ( 13,045)
                                                                    ---------
Cash Flows from Financing Activity
     Issue of common stock for cash                                    80,500
                                                                    ---------
Cash Flows used in Investing Activity
     Mineral property acquisition                                   (  50,000)
                                                                    ---------
Net increase in cash during the period                                 17,455
                                                                    ---------
Cash, beginning of the period                                               -

Cash, end of the period                                             $  17,455
                                                                    ---------
Supplemental  Disclosure

Non-cash  Transactions
- On September 23, 1998, the company issued 1,500,000 shares and on October 7, 1998 issued an additional 13,500,000 shares as stock dividends to total 15,000,000 shares at a deemed price of $0.00333. These shares were issued to acquire mineral properties located in Nevada at a value of $50,000.
- On October 2, 1998, the company issued 100,000 shares at $0.25 in consideration for exploration and development expenses valued at $10,000. $15,000 was charged to additional paid-in capital.

                           SEE ACCOMPANYING NOTES

                                US VANADIUM CORP.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
   for the period August 24, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)


                                                               Deficit
                           (Note 4)                          Accumulated
                            Common               Additional   During the
                            Shares                Paid in    Development
                               #    Par Value     Capital       Stage     Total
                            ------  ---------     -------       -----     -----
Shares issued for seed
 capital-at $0.025         560,000   $  5,600  $   8,400     $    -     $14,000
Shares issued for
 property-at $0.0333     1,500,000     15,000     35,000          -      50,000
9:1 stock dividend      18,540,000       -           -            -         -
Shares issued pursuant
 to offering memorandum
 -at $0.50                  83,000        830     40,670          -      41,500
Shares issued for
 services
 -at $0.25                 100,000      1,000     24,000          -      25,000
Shares issued for less
 than cost                       -          -    (15,000)         -     (15,000)
Shares issued for cash
 -at $0.25                 100,000      1,000     24,000          -      25,000

Net loss for the period       -           -          -        (53,537)  (53,537)
                        ----------  ---------  ---------     --------   -------
Balance, as at
 December 31, 1998      20,883,000  $  23,430  $ 117,070     $(53,537)  $86,963
                        ----------  ---------  ---------     --------   -------

                             SEE ACCOMPANYING NOTES

                                US VANADIUM CORP.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
   for the period August 24, 1998 (Date of Incorporation) to December 31, 1998
                             (Stated in US Dollars)


Note 1     Nature and Continuance of Operations

The company currently is in the business of exploration and development of mineral properties in Nevada.

The company is in the development stage and is in the process of exploring its principal properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to develop the properties, and upon future profitable production or proceeds from the sale thereof.

These financial statements have been prepared on a going concern basis. The company has accumulated a deficit of $53,537 since incorporation. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The company was incorporated in Nevada on August 24, 1998, as US Vanadium Corp. and commenced operations at that time.

Note 2     Summary of Significant Accounting Policies

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results could differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Development Stage Company

The company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. The company is devoting substantially all of its present efforts to the business of exploration and development of its mineral properties in Nevada. All losses accumulated since inception have been considered as part of the company's development stage activities.

Cash and Cash Equivalents

The company's cash comprises cash on deposit with a bank.

US VANADIUM CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
for the period August 24, 1998 (Date of Incorporation) to December 31, 1998 (Stated in US Dollars) - Page 2

Note 2     Summary of Significant Accounting Policies - (cont'd)

Mineral  Properties

The acquisition of mineral properties is initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable mineral reserves to production. Non-producing mineral properties that the company abandons interest in are written-off in the year of abandonment.

Environmental  Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the company's commitments to plan of action based on the then known facts.

Values

The amounts shown for mineral property costs represent costs to date and do not necessarily reflect present or future values.

Income  Taxes

The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

Loss  Per  Share

Loss per share has been calculated upon the weighted average number of shares outstanding during the period.

Fair  Value  of  Financial  Instruments

The carrying value of cash, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments.

Note 3     Mineral Property

By a purchase agreement dated September 18, 1998, the company acquired a 100% interest in three mineral claims located in Nevada comprising 36 units. The Bisoni and Gibellini claims are located in Eureka County and the Bisoni-McKay claim is located in Nye County. To acquire the property, the company must deliver 15,000,000 common shares (deemed value $50,000) and pay $50,000 cash. At December 31, 1998, the company has paid $34,000 and accrued $16,000 in accounts payable.

US Vanadium Corp.
(A Development Stage Company)
Notes to the Financial Statements
August 24, 1998 (Date of Incorporation) to December 31, 1998
(Stated in US Dollars)-Page 3


Note 4     Share Capital

a)  Authorized:
    80,000,000  common shares, $0.01 par value
    20,000,000  preferred shares,  $0.01 par value
                                                        Additional
                                                          Paid-in
b)  Issued:                          #      Par Value     Capital         Total
    September 2, 1998,
    Initial founders stock
     for cash - at $0.025       560,000     $  5,600     $  8,400     $  14,000
    September 2, 1998
    Issue of stock for
     property - at $0.03333   1,500,000       15,000       35,000        50,000
    October 7, 1998,
    9:1 stock dividend       18,540,000            -            -             -
    October 7, 1998
    Issue of stock  for
    services - at $0.25         100,000        1,000       24,000        25,000
    October 7, 1998
    Stock issued for less
     than cost                        -            -      (15,000)      (15,000)
    October 12, 1998
    Issue of stock for cash
    - at $0.25                  100,000        1,000       24,000        25,000
    November 15, 1998
    Issue of stock for cash
    pursuant to offering
    memorandum - at $0.50        83,000          830       40,670        41,500
                             ----------     --------     --------     ---------
    Balance,
    December 31, 1998        20,883,000    $  23,430     $117,070     $ 140,500
                             ----------     --------     --------     ---------

US Vanadium Corp.
(A Development Stage Company)
Notes to the Financial Statements
August 24, 1998 (Date of Incorporation) to December 31, 1998
(Stated in US Dollars)-Page 4

Note 4     Share Capital - (cont'd)

c)  Commitments:

    Offering Memorandum

    The company has undertaken to complete an offering memorandum dated November 23, 1998 for the issuance of up to 600,000 common shares at $0.50 per share. The company has received $41,500 as subscriptions pursuant to this offering.


Note 5     Related Party Transactions

The company was charged the following management fees and exploration and development expenses by two directors of the company:

                                                                           1998
Management fees                                                        $ 12,000
Exploration and development expenses                                     16,819
                                                                        -------
                                                                      $  28,819
                                                                        -------

Due to related parties as at December 31,1998 includes $4,000 for unpaid management fees and $671 for unpaid exploration and development costs. These amounts are due to two directors of the company.

Note 6     Deferred Tax Assets

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settles.

US Vanadium Corp.
(A Development Stage Company)
Notes to the Financial Statements
August 24, 1998 (Date of Incorporation) to December 31, 1998
(Stated in US Dollars)-Page 5

Note 6 - Deferred Tax Assets - (cont'd)

The following table summarizes the significant components of the company's deferred tax assets:

                                                                          Total
Deferred Tax Assets
     Non-capital loss carryforwards                                   $  53,537
                                                                       --------
Gross deferred tax assets                                             $  26,769
Valuation allowance  for  deferred  tax  asset                         ( 26,769)
                                                                       --------
                                                                      $       -
                                                                       --------


The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 7     Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss. At December 31, 1998, the company has net operating loss carryforwards, which expire commencing in 2007 totalling approximately $53,537, the tax benefit of which has not been recorded in the financial statements.

Note 8     Accounting for Impairment of Long-lived Assets

In March, 1995, Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of" was issued. Certain long-lived assets held by the company must be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognized in the period it is determined. The company has adopted these standards and there was no material effect on its financial position or results of operations of the company from its adoption.

US Vanadium Corp.
(A Development Stage Company)
Notes to the Financial Statements
August 24, 1998 (Date of Incorporation) to December 31, 1998
(Stated in US Dollars)-Page 6

Note 9     Uncertainty Due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

Exhibit 99.2


                          VANADIUM INTERNATIONAL ,INC.
                          (a Development Stage Company)


                              FINANCIAL STATEMENTS
                   for period January 1, 1999 to June 30, 1999



                                   UNAUDITED
                            Prepared by Management

                           VANADIUM INTERNATIONAL INC.
                         (formerly U.S. Vanadium Corp.)
                          (a Development Stage Company)
                                  BALANCE SHEET
                                  June 30, 1999
                            (Stated in U.S. Dollars)
                            ------------------------

                                     ASSETS
                                     ------

Current
     Cash                                      $     1,041
                                               -     -----
                                                     1,041

Mineral acquisitions
     Mineral property                              100,000
Deferred exploration                                 1,175
                                                     -----
                                                   101,175

                                             $     102,216
                                             =     =======

                                   LIABILITIES
                                   -----------

Current
     Accounts payable                        $     22,910
     Due to related parties                        12,978
     Contingent liabilities                         3,772
                                                    -----

                                             $     39,660
                                             -     ------


                              SHAREHOLDER'S EQUITY
                              --------------------


Common stock - Note 2                        $    149,500

Deficit carried forward                           (47,022)
Deficit current year                              (39,922)
                                                  --------
                                                  (86,944)

                                             $     62,556

                                             $    102,216
                                             =    =======

Approved by Company Directors:

/s/Ken Liebscher                                /s/Dennis LaPrairie
Ken Liebscher                                   Dennis LaPrairie

                          VANADIUM INTERNATIONAL ,INC.
                         (formerly U.S. Vanadium Corp.)
                          (a Development Stage Company)
                          STATEMENT OF LOSS AND DEFICIT
                   For period January 1, 1999 to June 30, 1999
                            (Stated in U.S. Dollars)
                            ------------------------




Expenses
     Accounting & Audit                      $     1,175
     Interest & bank charges                          94
     Legal                                        11,934
     Management fees                              24,000
     General office                                1,502
     Travel & Promotion                              136
     Transfer agent                                1,081
                                                  ------

Net loss for the period and deficit          $    39,922
                                             =    ======

                          VANADIUM INTERNATIONAL ,INC.
                         (formerly U.S. Vanadium Corp.)
                          (a Development Stage Company)
                             STATEMENT OF CASH FLOWS
                   for period January 1, 1999 to June 30, 1999
                            (Stated in U.S. Dollars)
                            ------------------------




Cash flows from Operating Activities
     Net loss for the period                 $   (39,922)



Changes in non-cash working capital balances
  related to operations
     Accounts payable                             (2,692)
     Due to related parties                       10,504
     Contingent Liabilities                        3,772
                                                   -----
                                             $   (28,338)
                                             =   ========

Cash flows from financing activities
     Issue of common stock for cash          $     9,000

                                             $     9,000
                                             =     =====


Cash flows used in investing activities
     Deferred exploration on mineral
     property                               $     (1,175)

                                            $     (1,175)
                                            =     =======


Net decrease in cash during period          $     (20,513)
                                            =     ========

Cash, beginning of period                          21,554
Cash, end of period                                 1,041
                                                   ------
                                            $     (20,513)
                                            =     ========

                          VANADIUM INTERNATIONAL ,INC.
                         (formerly U.S. Vanadium Corp.)
                          (a Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                   for period January 1, 1999 to June 30, 1999
                            (Stated in U.S. Dollars)
                            ------------------------


Note  1  Interim  Reporting
---------------------------

While the information presented in the accompanying six months to June 30, 1999, financials statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.


Note  2  Share  Capital
-----------------------

                                                          Deficit Accumulated
                         Common Shares                    During The Development
                                          Additional
                         #     Par Value  paid-in Capital   Stage     Total
--------------------------------------------------------------------------------
Balance at December 31,1998

                   20,883,000  $ 23,430    $ 117,070       $(47,022) $ 93,478
--------------------------------------------------------------------------------
Note 4 - Issuance of shares pursuant to offering memorandum
-at $0.50 per share

                       18,000  $    180    $   8,820
--------------------------------------------------------------------------------
Net  loss  for  period                                     $(39,922) $(39,922)
--------------------------------------------------------------------------------
Balance, as at June 30, 1999

                   20,901,000  $ 23,610    $ 125,890       $(86,944) $ 53,556
--------------------------------------------------------------------------------

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blaine, State of Washington, on November 4, 1999.




     By:  /s/Kenneth B. Liebscher
          Kenneth B. Liebscher,
          Chief Executive Officer, President



     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     SIGNATURE                    TITLE                         DATE



/s/Kenneth B. Liebscher
-----------------------   Chief Executive Officer          November 4, 1999
Kenneth B. Liebscher



/s/Dennis S. LaPrarie
-----------------------   Treasurer (Principal Accounting  November 4, 1999
Dennis S. LaPrarie        Officer) and Director



/s/Moshe C. Zefrani
-----------------------   Director                         November 4, 1999
Moshe C. Zefrani